

March 20, 2012

Via E-mail
Jon M. Kurtz
Chief Executive Officer and President
Alarion Financial Services, Inc.
One Northeast First Avenue
Ocala, Florida 34470

> **Re:** **Alarion Financial Services, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed March 16, 2012**
> **File No. 000-51843**

Dear Mr.Kurtz:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your revised preliminary information statement and the information you provide in response to these comments, we may have additional comments.

Proposal 2: Approval of Amendment to Amended and Restated Articles of Incorporation Regarding Preferred Stock, page 48

1. Provide a separate proposal and proxy card vote for the ratification of the prior failure to obtain shareholder approval for the designation of the TARP preferred securities and to approve the exchange of new preferred shares for the original Class A and Class B preferred shares issued to the Department of the Treasury. Alternatively, provide you analysis as to why a separate vote is not required. Refer to Note A of Schedule 14A.

2. This proposal appears to have two purposes, to change the charter and to correct the earlier issuance of preferred shares without shareholder approval by means of an exchange for new preferred shares. Provide investors with sufficient information to understand the impact of

the exchange and effective ratification of the earlier unauthorized issuance of preferred shares upon any rights the common shareholders may have under Florida law.

Proxy Card

3. Please revise your advisory vote description to be consistent with Rule 14a-21's requirement for shareholders to be given an advisory vote to approve the compensation paid to a company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel